UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SwayBrand Inc.

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> November 16, 2015

Physical address of issuer
6832 West Wagner Drive, Monee, IL 60449

Website of issuer
https://www.swaybrand.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
5,783

Price (or method for determining price)
$4.32374

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$950,000

Deadline to reach the target offering amount
April 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$33,001	$100
Cash & Cash Equivalents	$25,001	$0
Accounts Receivable	$8,000	$100
Short-term Debt	$49,634	$62,831
Long-term Debt	$0	$0
Revenues/Sales	$23,120	$196
Cost of Goods Sold	$0	$467
Taxes Paid	$0	$0
Net Income (Loss)	$4,456	($213,614)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
March 15, 2021

SwayBrand Inc.





Up to $950,000 of Series Seed Preferred Stock


SwayBrand Inc. ("SwayBrand", the "Company," "we," "us", or "our"), is offering up to $950,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by April 30, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 16, 2021 will be permitted to increase their subscription amount at any time on or before April 30, 2021, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 16, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $950,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 30, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.swaybrand.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/swaybrand

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SwayBrand Inc. ("the Company") was incorporated on November 16, 2015 under the laws of the State of Delaware, and is headquartered in Monee, Illinois.

The Company is located at 6832 West Wagner Drive, Monee, IL 60449.

The Company's website is https://www.swaybrand.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/jassby and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock being offered	$950,000
Purchase price per Security	$4.32374
Minimum investment amount per investor	$1,000
Offering deadline	April 30, 2021
Use of proceeds	See the description of the use of proceeds on page 12 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 13 and 16 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 2-3 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. The Company believes that it is able to continue extracting cash from sales to sustain and extend its runway. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has limited cash balances as of February 24, 2021, equating to approximately 2-3 month(s) of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The dividend rights of holders of Series Seed Preferred Stock may be limited. Although the Company does not anticipate paying any cash dividends for the foreseeable future, the dividend rights for preferred shareholders is limited by a cap. Should the Company pay dividends higher than the preferred preference, holders of Common Stock may receive a higher payment than holders of Series Seed Preferred.

The Company has not filed a Form D for its prior Convertible Note offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has outstanding Related Party debt. The Company owes Rose & Shield, Inc. for a loan totaling $35,784 as of January 31, 2020. This loan was issued on December 20, 2018 and accrues interest at the rate of 6% per annum, beginning in October 2019. Rose & Shield, Inc. is a related party and is managed and owned by the CEO and co-founder of the Company. Please see Reviewed Financials in Exhibit B for more information.

The Company has an outstanding PPP loan. The Company owes PNC Bank for a Small Business Association Paycheck Protection Program loan totaling $5,000. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and has a maturity of April 2022.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 70.42% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of common or preferred stock or securities convertible into common or preferred stock, issues stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional stock, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding stock. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future stock issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

SwayBrand is a technology platform & tool that helps brands and agencies discover authentic, diverse influencers; create insights sessions; and execute targeted campaigns & local events with creative content. Our mobile first AI-powered platform creates authentic influencer micro-marketing moments over social media for Brands, Startups and Nonprofits everywhere. Brands are given the ability to cut through layers of meetings, teams and agents to connect directly with influencers on a device that's already always in their hands.

Business Plan

SwayBrand believes that connecting brands to the originators of cultural trends and movements can cultivate equity in culture and breadth of brand impact.

Black American culture drives trends, impacts buying decisions, and moves the needle for brands, on a global scale. To date, multicultural and diverse creators have not properly captured the economic value of their creativity, cool and influence — their sway.

At the same time, most brands lack the cultural intelligence and devotion necessary to produce authentic, relevant, and impactful content; and therefore need access to multicultural creators. SwayBrand, built by Black founders and managed by Black executives, is facilitating that connection.

Our platform houses a two-sided digital marketplace that bridges the access gap between brands and creators by building authentic partnerships. These partnerships give brands access to exclusive, culturally relevant content, insights and data from The Culture.

SwayBrand provides brands a combination of benefits including:

Exclusive Insights + Content
Authentic content and cultural data and insights that look to unlock the immense buying power of diverse audiences and allow brands to grow with the speed of culture.

Agile Cultural Access
Connection to a marketplace of multicultural creators to establish relationships that allow agility in developing content. Content authentically flows with The Culture and profoundly impacts your brand relevance and reach.

Premium Talent
A quality over quantity model. SwayBrand's brand ambassadors, or "Authentikas" are vetted and approved by our team to ensure authenticity and quality of content and impact.

Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.50% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product Development	25%	25%	25%
Sales Development	25%	25%	25%
Marketing Reach	20%	20%	20%
Personnel	15%	15%	20%
General & Admin	15%	15%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Horace L. Flournoy	Co-Founder & CEO	Responsible for SwayBrand's management and overall operations.
Israel Idonije	Co-Founder & CSO	Responsible for SwayBrand's strategic and planning initiatives.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,214,227	Yes	N/A	79.66%	N/A
Series Seed Preferred Stock	184,775 shares of Series Seed Preferred Stock	Yes	The Company is offering Series Seed Preferred Stock in this Offering	4.25%	Liquidation and voting rights as defined in the COI in the purchase agreement
Convertible Notes	Fully converted into 118,056 shares of Series Seed Preferred	Yes	N/A	6.60%	N/A

	(included in above total)				
Restricted Stock Purchase Agreements	129,227 of Common Stock (included in above total)	Yes, if exercised	N/A	9.49%	Vesting starting on issuance date is performance-base & each has own vesting criteria

The Company has the following debt outstanding:

The Company has outstanding Related Party debt. The Company owes Rose & Shield, Inc. for a loan totaling $35,784 as of January 31, 2020. This loan was issued on December 20, 2018 and accrues interest at the rate of 6% per annum, beginning in October 2019. Rose & Shield, Inc. is a related party and is managed and owned by the CEO and co-founder of the Company. Please see Reviewed Financials in Exhibit B for more information.

The Company has an outstanding PPP loan. The Company owes PNC Bank for a Small Business Association Paycheck Protection Program loan totaling $5,000. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and has a maturity of April 2022.

The Company's prior outstanding convertible debt has been converted into Series Seed Preferred Stock.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Horace L. Flournoy	855,000 shares of Common Stock	70.42%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
SwayBrand Inc., ("the Company") was incorporated on November 16, 2015 under the laws of the State of Delaware, and is headquartered in Monee, Illinois. SwayBrand is a technology platform & tool that helps brands and agencies discover authentic, diverse influencers; create insights sessions; and execute targeted campaigns & local events with creative content.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $72,000 in cash on hand as of February 24, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,250,000 through a certain calculation of shares, examples of such calculations are shown below.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Friends & Family Common Shares Round	February 1, 2018	Section 4(a)(2)	Common Equity	$150,000	Continuing working capital
Pre-Seed Convertible Note Round	October 1, 2020	Section 4(a)(2)	Convertible Notes	$300,000	Continuing working capital
Series Seed Preferred Stock Round	October 31, 2020	Regulation D, 506(b)	Series Seed Preferred equity	$400,000 92,512	Continuing working capital

All issued Convertible Notes have converted into Series Seed Preferred Stock. The Company will offer Series Seed Preferred Stock in this Regulation CF offering.

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Investors who invest $50,000 or greater in the Offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Common Stock by a key holder, if the Company does not exercise that right.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends at a rate equal to 6% of the purchase price of the securities, as may be declared from time to time by the board of directors out of legally available funds. No dividends will be paid on the common stock of the Company in any calendar year, unless dividends have been declared or paid on the Series Seed Preferred Stock. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock. If the amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock prior to any liquidation, dissolution or winding up of the Corporation is greater than the amount per share distributable to holders of Preferred Stock immediately prior to any such liquidation, dissolution or winding up of the Corporation, (i) each share of Preferred Stock shall, without any action on the part of the holder thereof, automatically convert into shares of Common Stock at the Conversion Rate, and (ii) the holders of Preferred Stock shall forego participation in such liquidation, dissolution or winding up of the Corporation, with respect to their shares of Preferred Stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes

provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

On December 20, 2018 the Company entered into a Promissory Note agreement with Rose & Shield, Inc. in the amount of $34,484. During 2019, notes outstanding increased to $42,084. The loan bears interest rate of 6% per annum and it will be due and payable on the earlier to occur of (i) one business day after the initial closing of the Company's Series Seed Preferred Stock financing and (ii) December 31, 2020. As of December 31, 2019, and December 31, 2018, the outstanding balance was in the amount of $42,084 and $ 34,484 respectively and the entire amount was classified as short-term liability. As of January 31, 2021 the loan payable amount totals $35,784.

Rose & Shield, Inc. is a related party. Horace L. Flournoy, the chief executive officer of the Company, is also an owner of Rose & Shield, Inc.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an Accredited Investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already

done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Horace L. Flournoy

_____

(Signature)

Horace L. Flournoy

_____

(Name)

Co-Founder & Chief Executive Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Horace L. Flournoy

_____

(Signature)

Horace L. Flournoy

_____

(Name)

Co-Founder & Chief Executive Officer

_____

(Title)

March 15, 2021

_____

(Date)

/s/Israel Idonije

_____

(Signature)

Israel Idonije

_____

(Name)

Co-Founder & Chief Strategy Officer

_____

(Title)

March 15, 2021

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SWAYBRAND INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SwayBrand Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of SwayBrand Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 12, 2021
Los Angeles, California

SWAYBRAND INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	25,001	$	-
Accounts receivable—net		8,000		100
Total current assets		**33,001**		**100**
Total assets	$	**33,001**	$	**100**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	2,400	$	2,400
Credit Card		556		23,878
Promissory Note		42,084		34,484
Other current liabilities		4,594		2,069
Total current liabilities		**49,634**		**62,831**
Total liabilities		**49,634**		**62,831**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Additional Paid In Capital (APIC)		288,063		246,420
Retained earnings/(Accumulated Deficit)		(305,695)		(310,151)
Total stockholders' equity		**(16,632)**		**(62,731)**
Total liabilities and stockholders' equity	$	**33,001**	$	**100**

See accompanying notes to financial statements.

SWAYBRAND INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
Net revenue	$	23,120	$	196
Cost of goods sold		-		467
Gross profit		23,120		(271)
Operating expenses				
General and administrative		17,964		201,934
Sales and marketing		653		11,000
Total operating expenses		18,618		212,934
Operating income/(loss)		4,502		(213,205)
Interest expense		46		409
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		4,456		(213,614)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**4,456**	**$**	**(213,614)**

See accompanying notes to financial statements.

SWAYBRAND INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2017	**10,000,000**	**$ 1,000**	**$ 82,092**	**$ (96,537)**	**$ (13,445)**
Capital contirbution	-	-	164,328		164,328
Net income/(loss)				(213,614)	(213,614)
Balance—December 31, 2018	10,000,000	$ 1,000	$ 246,420	$ (310,151)	$ (63,731)
Capital contirbution	-	-	41,643		41,643
Net income/(loss)				4,456	4,456
Balance—December 31, 2019	**10,000,000**	**$ 1,000**	**$ 288,063**	**$ (305,695)**	**$ (17,632)**

See accompanying notes to financial statements.

SWAYBRAND INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	4,456	$	(213,614)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable		(7,901)		(100)
Accounts payable and accrued expenses		-		2,400
Credit Cards		(23,322)		21,655
Other current liabilities		2,525		2,069
Net cash provided/(used) by operating activities		**(24,241)**		**(187,590)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		41,643		164,328
Borrowing on Promissory Notes		7,600		23,234
Net cash provided/(used) by financing activities		**49,243**		**187,562**
Change in cash		25,001		(28)
Cash—beginning of year		-		28
Cash—end of year	$	**25,001**	$	**0**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	46	$	409
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SwayBrand, Inc. was formed on November 16, 2015 in the state of Delaware. The financial statements of SwayBrand Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

SwayBrand is a technology platform & tool that helps brands and agencies discover authentic, diverse influencers; create insights sessions; and execute targeted campaigns & local events with creative content. Our mobile first AI-powered platform creates authentic influencer micro-marketing moments over social media for Brands, Startups and Non-profits everywhere. Brands are given the ability to cut through layers of meetings, teams and agents to connect directly with influencers on a device that's already always in their hands.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary

Income Taxes

SwayBrand Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the providing of services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company receives income from connecting the brands and influencer via its platform.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

SWAYBRAND INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 12, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Accrued Interest	$ 4,594	$ 2,069
Total Other Current Liabilities	**$ 4,594**	**$ 2,069**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with 0.0001 par value. As of December 31, 2019, and December 31, 2018, all 10,000,000 shares of common stock have been issued and outstanding.

On October 30, 2020 Amended and Restated Certificate of Incorporation was adopted, whereby total number of authorized shares has been increased to 10,750,000 consisting of 10,000,000 shares of common stock with $0.00001 par value and 750,000 shares of preferred stock with $0.00001 par value.

5.   DEBT

Promissory Note

On December 20, 2018 the Company entered into a Promissory Note agreement with Rose & Shield, Inc. in the amount of $34,484. During 2019, notes outstanding increased to $42,084. The loan bears interest rate of 6% per annum and it will be due and payable on the earlier to occur of (i) one business day after the initial closing of the Company's Series Seed Preferred Stock financing and (ii) December 31, 2020.

As of December 31, 2019, and December 31, 2018, the outstanding balance was in the amount of $42,084 and $ 34,484 respectively and the entire amount was classified as short-term liability.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ -	$ (54,939)
Valuation Allowance	-	54,939
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(69,538)	$	(71,625)
Valuation Allowance		69,538		71,625
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $254,717. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

On December 20, 2018 the Company entered into a Promissory Note agreement with Rose & Shield, Inc. in the amount of $34,484. During 2019, notes outstanding increased to $42,084. The loan bears interest rate of 6% per annum and it will be due and payable on the earlier to occur of (i) one business day after the initial closing of the Company's Series Seed Preferred Stock financing and (ii) December 31, 2020.

As of December 31, 2019, and December 31, 2018, the outstanding balance was in the amount of $42,084 and $ 34,484 respectively and the entire amount was classified as short-term liability.

Rose & Shield, Inc. is a related party. Horace L. Flourney, the chief executive officer of the Company, is also an owner of Rose & Shield, Inc.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company does not have any operating lease in place.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 12, 2021 the date the financial statements were available to be issued.

On October 30, 2020, the Amended and Restated Certificate of Incorporation was adopted, whereby the total number of authorized shares has been increased to 10,750,000 consisting of 10,000,000 shares of common stock with $0.00001 par value and 750,000 shares of preferred stock with $0.00001 par value.

During 2020, the company issued Restricted Stock Purchase Agreement to four advisers of the company. Total number of restricted shares issued is 129,227. The shares are subject to vesting starting on the issuance date. The vesting of the unvested Shares is performance-based, not time-based, and each RSPA agreement has own criteria for vesting.

On October 30, 2020, the Company issued 92,513 Series Seed Preferred Stocks at price of $ 4.32374, for a total of $400,000. On October 31, 2020, the Company converted $291,692 ($273,000 of face value plus $18,692 interest) of convertible loans received during 2020 into 118,056 of Series Seed Preferred Stock, at conversion price of $2.47.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website

A DIGITAL MARKETPLACE THAT UNLOCKS THE POWER OF CULTURE TO AUTHENTICALLY GROW BRANDS.
We are reimagining the influencer marketing industry to bring equity to culture.
WWW.SWAYBRAND.COM

DOWNLOAD

SwayBrand

Marketplace connecting brands and diverse brand ambassadors for culturally relative content and insights

Edit Profile

Follow

$1,000	$6,827,953	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN SWAYBRAND

Time Left 43d : 05h : 15m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.swaybrand.com

SwayBrand is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Prior Rounds
Market Landscape
Risks & Disclosures
Form C
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Signed contract with Conagra Brands, opening up engagement opportunities across their 70 consumer brands
- NFLPA Startup Pitch Competition winner in January 2020, and signed partnership with NBA Legends (the National Basketball Retired Players Association)
- Key investors include Michael Alter (Chicago Sky), Mike Gamson (Relativity), and J Schwan (Kin + Carta)
- Established partnership with Shipbob, yielding access to a sales channel with over 5,000 DTC brands
- Connecting brands with data insights and a diverse talent pool co-founded by a computer engineer executive and former NFL athlete

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Pre-Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $6,940,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

SwayBrand is a two-sided digital marketplace, building a network of agencies, brands and creators with a shared vision of an equitable future of connecting and collaborating through respectful, creative partnerships

---

SwayBrand believes that connecting brands to the originators of cultural trends and movements can cultivate equity in culture and breadth of brand impact.

Black American culture drives trends, impacts buying decisions, and moves the needle for brands, on a global scale. To date, multicultural and diverse creators have not properly captured the economic value of their creativity, cool and influence — their *sway*.

At the same time, most brands lack the cultural intelligence and devotion necessary to produce authentic, relevant, and impactful content; and therefore need access to multicultural creators. **SwayBrand** , built by Black founders and managed by Black executives, is facilitating that connection.

Our platform houses a *two-sided* digital marketplace that bridges the access gap between brands and creators by building authentic partnerships. These partnerships give brands access to exclusive, culturally relevant content, insights and data from *The Culture*.

SwayBrand provides brands a combination of benefits including:

Exclusive Insights + Content
Authentic content and cultural data and insights that look to unlock the immense buying power of diverse audiences and allows brands to grow with the speed of culture.

Agile Cultural Access
Connection to a marketplace of multicultural creators to establish relationships that allow agility in developing content. Content authentically flows with *The Culture* and profoundly impacts your brand relevance and reach.

Premium Talent
A quality over quantity model. SwayBrand's brand ambassadors, or *"Authentikas"* are vetted and approved by our team to ensure authenticity and quality of content and impact.

Gallery




SwayBrand x NFL: Player Mashup Video
Copy link
Sway BRAND
SWAYBRAND
NFL PLAYER
MASHUP

SwayBrand x NFL: Player Mashup Video.
Adrian Phillips, Darius Slayton, Pat Ricard, Dorian O'Daniel, Harold Landry, & Calvin Ridley all speak on what makes SwayBrand a unique marketplace and opportunity. The above individuals were compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Media Mentions

theGrio | CNBC | SPORTTECHIE | NFLPA | yahoo/sports | Legends

The Team

Founders and Officers



Horace L. Flournoy
CO-FOUNDER & CEO

Horace visualizes, builds and grows creative business models. "Give back and Lift as you Climb."



Israel Idonije
CO-FOUNDER

Israel Idonije played in the National Football League for 11 years. He is the founder of iF Charities (formerly the Israel Idonije Foundation) and a successful entrepreneur. Idonije embodies the phrase "Dream Big!" He believes anyone can achieve great things in life.

Key Team Members



Lauren Richard
COO



Rondel Holder
CMO



Alex Wen
Web Developer



Alexia Quincy
Brand Strategist



Samantha Johnson
Authentika Recruitment

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Pre-Seed
Round size:	US $950,000
Minimum investment:	US $1,000
Target Minimum:	US $200,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $4.32374
Pre-Money valuation:	US $6,827,953
Option pool:	15.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While SwayBrand has set an overall target minimum of US $200,000 for the round, SwayBrand must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to SwayBrand's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Product Development   ● Sales Development   ● Marketing Reach   ● Personnel   ● General & Admin

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of SwayBrand's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $300,000
Closed Date	Oct 1, 2020
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Friends & Family	
Round Size	US $150,000
Closed Date	Feb 1, 2018
Security Type	Common Equity
Pre-Money valuation	US $1,000,000

Market Landscape



U.S. Social Media Advertising Market (Statista)

SwayBrand is a Black-founded startup led by a diverse team of entertainment, technology, and culture professionals reimagining the influencer marketplace. As a tech platform that builds relationships, we like to think in both code and DNA. The multicultural experiences and insights behind our technology are key to leveling up culture.

How we're different:

Unlike our competitors who may treat influencers as a commodity, we see each of our brand ambassadors, or 'Authentikas', as a creative partner in shaping the future.

We deliver exclusive, culturally relevant data collected through our platform. This data helps brands capture cultural nuances and our insights allow brands to leverage it into valuable actions for brand partnerships and growth.

We offer agencies and brands access to multicultural creators, trends, and diverse audiences that gives them an advantage via authentic cultural currency.

We connect multicultural creators to brands who offer fair compensation for the value of their cultural intelligence, relevance, and creativity.

SwayBrand welcomes investments that go beyond funding. We also ask for emotional investment in our mission. Aligning with us is an opportunity to authentically activate allyship and be a part of bringing equity to culture.

We're offering the unique perks of breaking systemic barriers, bridging cultural gaps, and building an equitable future, by investing in the platform that allows diverse ambassadors and progressive brands the marketplace to connect and grow.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 2-3 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. The Company believes that it is able to continue extracting cash from sales to sustain and extend its runway. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has limited cash balances as of February 24, 2021, equating to approximately 2-3 month(s) of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The dividend rights of holders of Series Seed Preferred Stock may be limited. Although the Company does not anticipate paying any cash dividends for the foreseeable future, the dividend rights for preferred shareholders is limited by a cap. Should the Company pay dividends higher than the preferred preference, holders of Common Stock may receive a higher payment than holders of Series Seed Preferred.

The Company has not filed a Form D for its prior Convertible Note offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has outstanding Related Party debt. The Company owes Rose & Shield, Inc. for a loan totaling $35,784 as of January 31, 2020. This loan was issued on December 20, 2018 and accrues interest at the rate of 6% per annum, beginning in October 2019. Rose & Shield, Inc. is a related party and is managed and owned by the CEO and co-founder of the Company. Please see Reviewed Financials in the Data Room for more information.

The Company has an outstanding PPP loan. The Company owes PNC Bank for a Small Business Association Paycheck Protection Program loan totaling $5,000. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and has a maturity of April 2022.

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. $275,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on October 30, 2020. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



SwayBrand's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download SwayBrand's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> ☐ Financials (3 files)	Oct 9, 2020	Folder
> ☐ Fundraising Round (1 file)	Oct 9, 2020	Folder
> ☐ Investor Agreements (1 file)	Oct 9, 2020	Folder
> ☐ Miscellaneous (4 files)	Oct 9, 2020	Folder

Join the Conversation

Be the first to post a comment or question about SwayBrand.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

    Say something here...

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in SwayBrand

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SwayBrand. Once SwayBrand accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SwayBrand in exchange for your securities. At that point, you will be a proud owner in SwayBrand.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SwayBrand has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now SwayBrand does not plan to list these securities on a national exchange or another secondary market. At some point SwayBrand may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when SwayBrand either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is SwayBrand's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the SwayBrand's Form C. The Form C includes important details about SwayBrand's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

A DIGITAL MARKETPLACE THAT UNLOCKS THE POWER OF CULTURE TO AUTHENTICALLY GROW BRANDS.

We are reimagining the influencer marketing industry to bring equity to culture.



WWW.SWAYBRAND.COM





This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

the vision for our marketplace solution

OUR VISION

SWAYBRAND EMPOWERS BRANDS WITH ACCESS TO AUTHENTIC CONTENT + DATA INSIGHTS FROM MULTICULTURAL CREATORS.

THE OPPORTUNITY IS POWERFUL AND NOW.

Sway BRAND™



the problems we're solving

WHY DO WE EXIST?

MULTICULTURAL CREATORS LACK AN EQUITABLE MONETIZATION MODEL FOR THEIR CREATIVITY + INFLUENCE THAT CREATES THE TRENDS AND MOVEMENTS BRANDS RELY ON TO BE RELEVANT AND PROFITABLE.

Multicultural creators curate culture, impact buying decisions and move the needle for brands, often without compensation.

Sway BRAND ™



the problems we're solving

WHY DO WE EXIST?

THE MAJORITY OF BRANDS LACK ACCESS TO CULTURE CREATORS + AUDIENCE INSIGHTS NECESSARY FOR A CULTURALLY-RELEVANT CONTENT STRATEGY.



6%

There is a major lack of diverse decision makers in advertising and PR in corporate America.

People who identify as African-American or Black account for only 6.6% of those working in advertising, pr and related sectors, *according to the Bureau of Labor statistics.*



91X

There is a major lack of diversity in white American networks leaving them disconnected to "The Culture".

White Americans have an astonishing 91 times as many white friends as black friends, *according to the Washington Post.*





our solution

END-TO-END DIGITAL CONTENT

BROWSE AUTHENTIKAS
Recently Added
MacBook Pro

A DIGITAL TOOLKIT FOR BRANDS AND MULTICULTURAL CREATORS TO CONNECT AND COLLABORATE









DIVERSE CREATORS

We have a community of African-American, Hispanic and Asian Authentikas that brands can build relationships with.

CULTURAL CONTENT + INSIGHTS

Our two-sided platform gives brands access to multicultural creators developing authentic “content from The Culture”.

REIMAGINED WORKFLOW

Our platform streamlines the process of connection, creation and compensation between brands and creators.



Sway BRAND™



marketplace opportunity

HOW WE'RE DIFFERENT

WE DELIVER BRANDS AN ADVANTAGE THROUGH CULTURAL ACCESS + INTIMACY.

EXCLUSIVE INSIGHTS

➜ Authentic content and cultural data.

SEAMLESS ACCESS

➜ Connect to a marketplace of multicultural talent.

PREMIUM TALENT

➜ Quality over quantity model.



marketplace opportunity

MULTICULTURAL BUYING POWER

$1.3 TRILLION

$1.5 TRILLION

AFRICAN-AMERICAN BUYING POWER

- 114% increase since 2000
- $1.3 trillion spending annually
- authenticity, connection and social awareness are important to black consumers

HISPANIC BUYING POWER

- 212% increase since 2000
- estimated $1.5 trillion value in 2018
- largest ethnic market and second-fastest growing minority market in the U.S.

OUR HYPOTHESIS: THE 'SPEND INFLUENCE' THESE GROUPS HAVE INSIDE CULTURE — THROUGH TRENDS, MOVEMENTS AND CELEBRITY — HAS IMMENSE IMPACT.





how swaybrand works for multicultural talent

MATCH + CREATE CONTENT + GET PAID



01



Discover
SwayMatch™
All New Drops to Discover

Discover + Request
Products from brands





02





Create Content
from The Culture



03



11:42
CONGRATS!
You've earned
$5,000

Get Paid
Easy to use app




how swaybrand works for brands

BRAND EXPERIENCE



01
Brands create product posts

Value prop → give brands a way to validate authenticity



02
Authentic brand-ambassador matches



Value prop → greater agility in marketing through direct access



03
Unlock & Use Content





Value prop → authentic, user-generated brand content

Sway BRAND™

OLD WAY: ENGAGE AN EXPENSIVE, VIDEO PRODUCTION TEAM FOR BRANDED CONTENT

SWAYBRAND IS AN ALL NEW PLATFORM DELIVERING CREATOR-GENERATED, AUTHENTIC DIGITAL CONTENT TO BRANDS FROM DIVERSE TALENT.











business model

SUBSCRIPTION TALENT MARKETPLACE

01

SaaS SUBSCRIPTION REVENUE

- Brands → Startup | Medium | Enterprise
- Marketing Agencies
- Agencies that represent talent
- Future: Authentika membership tiers

02

VARIABLE REVENUE - CONTENT UNLOCK

- SwayBrand takes 12% - 20% transaction fee on bookings + content delivered
- Future: bookings + insight sessions





go-to-market

INNOVATIVE, LOW-COST CAC

PRIMARY

→ demand side



- Enterprise Brand deals - targeting engagements with Accenture, Conagra Brands
- EACH Authentika can onboard a brand by themself (ask us how)
- Product Hunt launch planned for Q1 '21



accenture

Engagement discussions ongoing

CONAGRA

Engagement agreement signed

CHANNEL

→ partners

- NFLPA
- NBA Legends
- ShipBob partnership for Starter + Growth Brand deals
- SwayBrand Stories
- Social Media breadth



ShipBob

Partnership signed

SAUCE

→ secret sauce

- We work directly with sports, talent and music agencies
- Authentika mobile app uses gamification to engage users
- Featured Authentikas and SwayBrand Ambassadors cultural icons



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Sway BRAND ™



our diverse executive team

TECH, ENTERTAINMENT + CULTURE PROFESSIONALS



HORACE L. FLOURNOY
CEO / Co-founder



Wharton University of Pennsylvania | ILLINOIS



LAUREN RICHARD
COO / Business Dev + Operations



ESSENCE



RONDEL HOLDER
CMO / Growth Marketing



ESSENCE | COMPLEX



ALEX WEN
Web Developer



ALEXIA QUINCY
Brand Strategy



SAM JOHNSON
Authentika Recruitment



ISRAEL IDONIJE
Co-founder / Strategy





NFLPA | FBRK | ATHLITACOMICS

Sway BRAND™



marketplace validation

MOMENTUM + TRACTION

TARGETED BRANDS + AGENCY PARTNERSHIPS


Engagement discussions ongoing


Engagement discussions being finalized


Multiple engagements in discussion


Engagement agreement signed


Pitch Day Winner + Partnership in negotiation

Partnership signed

Partnership signed

AUTHENTIKA PARTNERSHIPS


357K @sugarashadevans


516K @alvaromedran


94K @eugenawashington


510K @sloanestephens


202K @jozyaltidore


134K @consuelovegamx

Sway
BRAND™



marketplace opportunity

COMPETITIVE LANDSCAPE



AGENCY

MAVRCK

GRIN

SocialBook

OPENSPONSORSHIP

DESIRELIST

obviously

socialmediafamous.

ICONOSQUARE

endorsly

TAKUMI

MULTICULTURAL
TALENT FOCUSED

BRAND
FOCUSED

PopularPays

HYPR

influencer intelligence

CreatorIQ

IZEA

BLACK-OWNED
PLATFORM

The first **Black-founded influencer marketplace**

...led by a **diverse team** of entertainment, technology, and culture professionals

...bringing **equity to The Culture**

...delivering **authenticity to brand content**



now is the perfect time for our unique marketplace

WHY SWAYBRAND NOW?

Top Down
- Influencer Marketing



$29.8 billion by 2026

$15 billion by 2022

$5+ Trillion in "Cultural Influence"

Macro Trends

Black Lives Matter movement - SwayBrand at the center of calls-to-action

Stay at Home/WFH - SwayBrand is end-to-end content creation

39% of Brands plan to increase budget

Bottom Up

Influencer Marketing:
$29.8 billion by 2026

Customer Analytics:
$24.2 billion by 2025

50% YoY increase projected

$50+ billion total addressable market by 2026

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.





capital raise: milestones

PRE-SEED SERIES CAPITAL RAISE

Capital raise roadmap

$450K
closed

CONVERTIBLE ROUND KPIs
- Market validation
- Key partnerships with brands
- Private Beta full platform launch
- Achieved MRR

$750K round size + planned additional funding

NEXT
- We'll make the best decision for our path and expand our client base
- We expect this to be a venture scale business

Projected milestones to hit with Pre-Seed











PRODUCT
Live web app for brands
Live mobile app for authentikas (iOS + Android)

CUSTOMERS
200 Startups onboarded
40 Medium-sized companies
10 Enterprise companies

SUPPLY SIDE
500+ Authentikas onboarded
50-100 requests per month for access

PLATFORM DEALS
2000 Unique products/apps/services matches
100 Insights sessions
250 Offers accepted

REVENUE
$50K - $80K MRR on SaaS
$1MM ARR
$100K in Transaction Fees

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Please see Data Room for more detail regarding the assumptions underlying these projections.

Sway BRAND ™

THANK YOU.





financial model overview

PRE-SEED SERIES CAPITAL RAISE

Model Assumptions:

- 30 'Day One' brands at launch
- All deals get 100% SaaS discount for 3 months
- 50% attrition after 90 day trial period:
- 1 Enterprise
- 4 Growth
- 10 Startup
  = 15 total brands
- Growth rate by quarter:
  - + 10 startups
  - + 4 growth
  - + 1 enterprise

Monthly SaaS Revenue by Quarter	**Q1 2021 MRR by month:**	**Q2 2021 MRR by month:**	**Q3 2021 MRR by month:**
Startup: $595 / mo (after discount)	$10,000	$20,000	$30,000
Growth: $2,500 / mo	$12,000	$24,000	$36,000
Enterprise: $10,000 / mo	$10,000	$20,000	$30,000
Totals	$32,000 per month	$64,000 per month	**$96,000 per month**

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Sway BRAND™



about
WHY SWAYBRAND

our mission:
To connect all brands with diverse ambassadors for authentic cultural content + insights.

our impact:
Helping brands uncover authentic partnerships and unlock trend-setting creative with African-American, Latino, Asian ambassadors that would normally go undiscovered by non-diverse brand marketing teams.

opportunities:

Brands

Marketing teams are not diverse

Most agile marketing opportunities are missed because direct talent relationships are not there

Need for vetting and validation

Ambassadors

Many don't have agents to help discover brand deals

Agents are not incentivized to get smaller, but meaningful brand deals

Talent needs easier tools for validating brand opportunities



EXHIBIT E
Video Transcript

SwayBrand Inc.

"SwayBrand x NFL: Player Mashup Video"
Adrian Phillips, Darius Slayton, Pat Ricard, Dorian O'Daniel, Harold Landry, & Calvin Ridley all speak on what makes SwayBrand a unique marketplace and opportunity.

Gallery: https://youtu.be/LDciF7hJFpo

[Video contains clips of NFL players discussing an overview of SwayBrand and their use of the platform. Players are introduced with their names as text overlays and subtitles are added for key sentences.]

Pat Ricard, Pro Football Player: "I am a brand."

'I Am A Brand. Authentikas Only. NFLPA'

Adrian Phillips, Pro Football Player: "Hey, I just want to give a huge shout out to SwayBrand. It's a new mobile app drip that helps me and my agent discover new brand partnerships."

Dorian O'Daniel, Pro Football Player: "SwayBrand, basically, is an application that allows athletes like myself, celebrities, really any business opportunist an avenue to connect, promote, share, and sell their product to individuals that otherwise might be kind of hard to get in contact with."

Harold Landry, Pro Football Player: "If you're an athlete or artist, sign up today. The app is dropping soon."

Adrian Phillips: "Don't waste any more time! Go ahead and check out my profile on SwayBrand right now."

Pat Ricard: "If you're a brand, you can find me here."

Calvin Ridley, Pro Football Player: "You can find me here."

Darius Slayton, Pro Football Player: "You can find me here."

Harold Landry: "Check my profile out on SwayBrand."

Adrian Phillips: "SwayBrand is where you can find me."

Darius Slayton: "Authenticity over everything."

Calvin Ridley: "Be real, be you, on SwayBrand."

'SwayBrand: Authenticity | (over) Everything'